May 8, 2000




Dear Shareholder:

In a few days, you will receive our Annual Report along with proxy materials and an invitation to our Annual Meeting. I encourage you to vote your shares and look forward to seeing you at our meeting. As we prepare for our Annual Meeting, the board of directors and management teams of Sterling Financial Corporation and Hanover Bancorp, Inc. continue to be very excited about our merger. The senior leadership teams at both organizations have been diligently working to develop sound integration plans to create "The New Sterling". This is a term you will hear me refer to at our meeting. By gaining operating efficiencies and combining the "best practices" of both organizations, while continuing our strong commitment to our local communities, this merger will create new opportunities for our shareholders, customers and employees. The enthusiasm and support for this transaction continues to gain momentum in both organizations.

As anticipated, shareholder interest regarding our merger announcement has been strong. Some of you have asked specific questions related to the effects of the financial stock market and the merger announcement on our stock price. To provide ongoing communication to you, our valued shareholders, we want to share the questions we received along with our answers to those questions. Our goal is to keep our shareholders informed. We hope that the attached information will accomplish this goal. Please feel free to call me at (717) 581-6030 if you have any questions. Your board of directors and I encourage your affirmative vote on all matters listed on the proxy you will receive. I look forward to seeing you on June 13 at our Annual Meeting. Thank you for your continued support.

Cordially,



/s/ John E. Stefan
-----------------------
John E. Stefan
Chairman and President

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              Sterling Financial Corporation Questions and Answers


Sterling Financial Corporation has always been a strong performing stock. Its stock price has declined from about $28.00 per share at the beginning of the year to as low as $16.75. Should I be concerned?

The banking industry as a whole experienced a sharp decline in stock values this year. Sterling was trading at a high multiple of its earnings at the beginning of the year relative to other banking organizations. Because of its elevated price/earnings ratio, Sterling's stock price was more susceptible to a market correction in a depressed market for bank stocks.

Sterling remains a highly profitable company supported by a very strong capital base. Sterling's return on average realized equity was 15.2% during 1999, while its return on average assets measured 1.29%. Both of these performance measurements are considered very strong by industry standards. Sterling's diluted earnings per share increased from $1.38 in 1998 to $1.48 in 1999, marking the 23rd year of record earnings. We believe the acquisition of Hanover Bancorp will augment this performance record. The income enhancement opportunities presented by this merger coupled with the anticipated increased trading liquidity should enhance the potential for stock price appreciation over the long haul.

Could the price adjustment be related to the announcement by Sterling of its intent to acquire Hanover Bancorp? Does the market price decline indicate this is a less than favorable deal for Sterling?

Again, bank stock prices across the board have experienced a significant decline in value this year. Sterling, which was trading at an elevated price/earnings ratio at the beginning of the year, experienced a market correction that realigned its price/earnings ratio to industry and peer averages. Had the market viewed the Hanover transaction negatively, we believe that it would have pushed Sterling's pricing multiples below peer group levels. It is unfortunate that the Hanover announcement occurred in the midst of a depressed market for bank stocks. However, we must take advantage of opportunities when they become available.

We see tremendous potential in the Hanover acquisition and are already hard at work to ensure its success. We believe that the merger will enable us to profitably offer services in markets where we do not currently have a presence. We believe this extension will not only allow us to enhance commercial loan production, but will also provide significant opportunities to increase traditional and non-traditional fee income. Furthermore, we have identified what we believe are significant hard, attainable cost savings. These economies should allow for continued increases in earnings and dividends, which will enhance long-term shareholder returns.

The Nasdaq National Market hit record highs earlier this year. Since Sterling is listed on Nasdaq, why did its performance not match that of the Nasdaq Composite Index?

The Nasdaq National Market is laden with Internet and technology stocks, often referred to as "new economy stocks". Unlike Sterling, which has a steady record of earnings growth, many of these companies have yet to earn a profit. Nevertheless, investors seeking a windfall gain favored such


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stocks. As funds flowed into new economy stocks at the expense of bank and other
"old economy stocks", the prices of new economy stock skyrocketed while old economy stock prices suffered. More recently, however, investors have begun to realize that new economy stocks are overvalued and many old economy stocks are back in favor. As a result, bank and other old economy stock prices have rebounded modestly while technology stock prices have retreated significantly.


Sterling Financial Corporation did not acquire other bank holding companies before 1999. Does this acquisition strategy change the value of Sterling stock?

Sterling's disciplined approach to acquisitions is designed to significantly enhance long-term earnings growth while limiting initial dilution in earnings per share. The acquisitions of Northeast Bancorp and Hanover Bancorp represent natural extensions for Sterling in attractive markets. We believe that the cross-selling and expense reduction opportunities presented by these acquisitions will enhance the long-term potential of Sterling stock.

Sterling will judiciously and cautiously pursue acquisition opportunities of both banks and other related financial services companies. We will maintain our disciplined approach and limit acquisitions to select opportunities that we believe will be beneficial to the long-term interests of Sterling shareholders.

Members of Sterling's Board of Directors and Executive Management Team have invested significantly in the company's stock. Is this a good sign?

Members of Sterling's Board of Directors and Executive Management Team have invested significantly in the company's stock for two key reasons. First, they are excited about the future prospects of Sterling and the opportunities presented by the acquisition of Hanover Bancorp. By investing significant sums of their own money, they are placing a vote of confidence in Sterling in a very tangible way. Second, they believe that Sterling stock represents an excellent investment opportunity at current pricing levels.

Sterling's stock price fell after the acquisition of Hanover was announced. Does this mean that its stock price could rebound if the merger does not take place?

Sterling's stock price was strongly valued before the merger announcement relative to pricing ratios of other banking organizations. Therefore, we see no reason to expect that Sterling's stock price would rebound solely as a result of the termination of the merger. We believe that the proposed transaction is beneficial to the shareholders of both Hanover and Sterling and are therefore hopeful that the merger will be consummated.

Does Sterling remain a good investment for the long term?

Sterling's Board of Directors and Executive Management Team remain committed to enhancing the long-term potential of the company. As large banks become larger and less responsive to local customer needs, Sterling has a decisive competitive advantage as a super community bank through its ability to provide community-focused, high quality services. With over $1.5 billion in assets upon the consummation of the Hanover transaction, Sterling can provide sophisticated products and services, while continuing to provide personal service and responsiveness.


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FORWARD LOOKING STATEMENTS

         The letter to shareholders and question and answer sheet may be deemed to contain "forward looking" information. Examples of forward looking information include, but are not limited to statements concerning current and future stock prices; projections of or statements regarding future earnings, dividends, interest income, other income, earnings per share, asset mix and quality, growth prospects, capital structure, expense savings and other financial terms; statements of plans and objectives of management or the Board of Directors; statements of future economic or business performance; and statements of assumptions, such as economic conditions in the market areas served by Sterling and Hanover, underlying other statements and statements about Sterling and Hanover or their respective businesses.

         The forward looking information can often be identified by the use of forward looking terminology such as "believes," "expects," "may," "intends," "will," "should," "anticipates," "projects," or the negative of any of the foregoing or other variations of these words or comparable terminology, or by discussion or strategy. We cannot assure that we will achieve the future results covered by the forward looking information. These statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from future results expressed or implied by forward looking information. Important factors that could impact stock prices and operating results include, but are not limited to, the effects of changing economic conditions in both the market areas served by Sterling and Hanover and nationally; credit risks of commercial, real estate, consumer and other lending activities; significant changes in interest rates; changes in federal and state banking laws and regulations that could affect operations; Sterling's ability to integrate Hanover; funding costs and other external developments that could materially affect business and operations.


STERLING FINANCIAL CORPORATION AND HANOVER BANCORP, INC. HAVE FILED A JOINT PROXY STATEMENT/PROSPECTUS AND DOCUMENTS INCORPORATED BY REFERENCE TO THE PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION DESCRIBING THEIR PROPOSED MERGER WHICH IS THE SUBJECT OF THE LETTER TO SHAREHOLDERS AND QUESTION AND ANSWER SHEET. THE PROXY STATEMENT/ PROSPECTUS IS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED BY STERLING FINANCIAL CORPORATION WITH THE COMMISSION ON APRIL 4, 2000, AS AMENDED ON MAY 1, 2000. YOU MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT CONTAINING THE PROXY STATEMENT/PROSPECTUS, AS WELL AS THE DOCUMENTS INCORPORATED BY REFERENCE TO THE PROXY STATEMENT/PROSPECTUS ON THE COMMISSION"S WEBSITE (WWW.SEC.GOV). WE WILL MAIL THE PROXY STATEMENT/PROSPECTUS AND RELATED DOCUMENTS, FREE OF CHARGE, TO OUR SHAREHOLDERS ON OR ABOUT MAY 9, 2000. THE PROXY STATEMENT/PROSPECTUS AND RELATED DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. WE STRONGLY URGE YOU TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

STERLING, ITS DIRECTORS AND ITS EXECUTIVE OFFICERS MAY BE SOLICITING PROXIES FROM STERLING SHAREHOLDERS IN FAVOR OF THE MERGER. YOU CAN FIND INFORMATION CONCERNING THESE PARTICIPANTS IN THE SOLICITATION IN THE PROXY
STATEMENT/PROSPECTUS.